EXHIBIT 1

FIRST MANHATTAN REMINDS VIVUS SHAREHOLDERS TO CONSIDER THREE KEY FACTS

First Manhattan’s Nominees Have a Carefully Constructed, Multi-Pronged Strategic Plan to Fix Vivus and Generate Value for Shareholders

Vivus is Flailing Under the Sitting Board and CEO; A Total Change is Required

New York – June 28, 2013 – First Manhattan Co. (“FMC”), an owner-managed and operated investment advisory firm and the owner of approximately 9.9 percent of the outstanding shares of VIVUS, Inc. (“Vivus”) (NASDAQ: VVUS), today urged Vivus shareholders to consider three key facts as they make the important choice that will determine the future of their investment in Vivus.

Fact I: The centralized procedure is the best pathway for Qsymia’s E.U. approval

Vivus originally attempted to gain E.U. approval through the centralized procedure, but it failed. The centralized procedure is currently the only pathway that large pharma uses for E.U. approval of blockbuster drugs according to FMC’s consultants. The primary reason for choosing the centralized procedure is the simultaneous granting of 10-year exclusivity in all 27 member states, as per E.U. Directive 2001/83, article 10. The decentralized procedure that Vivus’ management is now pursuing is generally the pathway for generic drugs and, FMC believes, is the path to nowhere. It appears that Vivus has written off Qsymia’s blockbuster potential in Europe.

Fact II: Vivus has an unsustainable expense structure with spiraling SG&A costs

The following graph of Revenue, Operating Expenses and Cash Burn trends speaks for itself:

Revenue, Operating Expenses & Cash Burn
In Millions
$80
$70
$60
$50
$40
$30
$20
$10
$0
*Q4'13 Pro Forma
Operating Expense
Before Undisclosed
DTC Costs = $70.4 Million
With DTC = $80 Million?
Q1'13 Cash Burn
$62,119,000
Q1'13 Operating
Expense
$57,909,000
Q1'13 Revenue
$4,112,000
Q1'11
Q2'11
Q3'11
Q4'11
Q1'12
Q2'12
Q3'12
Q4'12
Q1'13

It will be many years before the revenue and expense lines cross. Sales have been negligible while expenses and the cash burn rate have been growing at a rate that will lead to even more debt and shareholder dilution.

Fact III:	Vivus’ Board and management demonstrated profound ignorance of consumer out-of-pocket price sensitivity during the launch of Qsymia

 Vivus’ commercial strategy has included a succession of confusing discount and rebate plans for Qsymia. None of them has worked.

✗	Plan A: No Discount offered. Consumers required to pay over $200 per month out-of-pocket. Result: No uptake.
✗	Plan B: Two weeks free and then four weeks at $150 per month out-of-pocket. Result: No uptake.
✗	Plan C: Two weeks free and then $75 per month cap for four weeks. Result: No uptake.
✗	Plan D: ??????

“Insanity: Doing the same thing over and over and expecting a different result.” — Albert Einstein

Even if every retail drug store in the country were to start carrying Qsymia tomorrow, shareholders would still need a commercially competent CEO and management. The retail launch is the last chance to get it right for Qsymia, and only FMC’s nominees have a plan to do that.

Vivus’ sitting Board and CEO have destroyed shareholder value on the critical decisions: No pre-launch partner; multiple failed launch attempts of Qsymia; and failure to obtain E.U. approval. Moreover, in the face of multiple failures, the sitting board and management team did not act on behalf of shareholders. They only acted when their board seats were at risk from a proxy contest.

First Manhattan, Vivus’ largest shareholder, has nominated nine highly qualified individuals, chosen for the critical skills and experience that FMC believes is necessary to turn around Vivus.

They have a carefully constructed, multi-pronged strategic plan to turn around a company that is clearly flailing under the current leadership and clearly failing to realize its potential. The elements of the plan include:

▪	Ensure the right management is in place
▪	Engage the right pharmaceutical partner on the right partnership terms
▪	Fix the unsustainable expense structure that is failing to generate revenue
▪	Fix the U.S. commercial strategy
▪	Optimize Medicare and commercial reimbursement strategy
▪	Execute a Euro-centric approach to obtaining E.U. approval through the centralized procedure

First Manhattan and a special committee of its nominees are in advanced discussions with several high-quality executives about serving as CEO on Day One.

Additional details regarding FMC nominees’ strategic plan for value creation at Vivus are in an investor presentation filed with the Securities and Exchange Commission. The execution of any strategic plan will be subject to the fiduciary duties of the directors, if elected. That presentation, along with other FMC materials, is available at: http://www.ourmaterials.com/VVUS/.

FMC urges shareholders to VOTE THE WHITE PROXY CARD to help deliver the necessary change to salvage Vivus’ potential. If shareholders have any questions regarding their WHITE proxy card or need assistance in executing their proxy, please contact MacKenzie Partners, Inc. at (212) 929-5500 or Toll-Free (800) 322-2885.

About First Manhattan Co.

First Manhattan Co. (“FMC”) was founded in 1964 and remains an owner-operated investment advisory firm. FMC is registered with the U.S. Securities and Exchange Commission as an investment adviser and as a broker-dealer, and is a member of the Financial Industry Regulatory Authority (FINRA).

FMC provides professional investment management services primarily to high net worth individuals as well as to partnerships, trusts, retirement accounts, pension plans and institutional clients. The firm currently manages in excess of $14 billion.

Additional Information and Where to Find It

FIRST MANHATTAN CO., FIRST HEALTH, L.P., FIRST HEALTH LIMITED, FIRST HEALTH ASSOCIATES, L.P., FIRST BIOMED MANAGEMENT ASSOCIATES, LLC, FIRST BIOMED, L.P. AND FIRST BIOMED PORTFOLIO, L.P. (COLLECTIVELY, “FIRST MANHATTAN”) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON JUNE 3, 2013 A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD TO BE USED TO SOLICIT PROXIES FROM THE STOCKHOLDERS OF VIVUS, INC. (THE "COMPANY") IN CONNECTION WITH THE COMPANY'S 2013 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY FIRST MANHATTAN, SARISSA CAPITAL MANAGEMENT LP, SARISSA CAPITAL OFFSHORE MASTER FUND LP, SARISSA CAPITAL DOMESTIC FUND LP, MICHAEL JAMES ASTRUE, ROLF BASS, JON C. BIRO, SAMUEL F. COLIN, ALEXANDER J. DENNER, JOHANNES J.P. KASTELEIN, MELVIN L. KEATING, DAVID YORK NORTON AND HERMAN ROSENMAN (COLLECTIVELY, THE "PARTICIPANTS") FROM THE STOCKHOLDERS OF THE COMPANY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS. THE DEFINITIVE PROXY STATEMENT AND FORM OF PROXY HAVE BEEN FURNISHED TO SOME OR ALL OF THE STOCKHOLDERS OF THE COMPANY AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD MAY BE OBTAINED WITHOUT CHARGE UPON REQUEST BY CONTACTING MACKENZIE PARTNERS, INC. AT (800) 322-2885 (TOLL-FREE) OR (212) 929-5500 (COLLECT).

Contacts

The Abernathy MacGregor Group

Chuck Burgess / Mike Pascale

212-371-5999

clb@abmac.com / mmp@abmac.com

or

Mackenzie Partners

Larry Dennedy / Charlie Koons

212-929-5239 / 212-929-5708